Form SD

Exhibit 1.02

Hickok Incorporated
Conflict Minerals Report
For The Year Ended December 31, 2013

Conflict Minerals Report of Hickok Incorporated in Accordance with Rule 13p-l under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Hickok Incorporated (HICKA.QB) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Hickok Incorporated undertook developing a Policy and performing due diligence to determine the conflict minerals status of the necessary conflict minerals used in its’ products that use electronic components. In conducting its due diligence, Hickok reviewed its' suppliers for compliance with its' Dodd-Frank Conflict-Free Minerals Legislation Policy as new items were ordered. In all but several instances the Company was able to verify that its' suppliers were implementing due diligence efforts to comply with the Conflict Minerals requirements of the Dodd Frank Act. In the several instances where compliance could not be verified Hickok has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts shows a portion to be "DRC conflict undeterminable" and the remainder to be "DRC conflict free" (terms as defined in the 1934 Act).

As a company in the electronic tool assembly business, Hickok is several levels removed from the actual mining of conflict minerals. Hickok does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Hickok's due diligence measures included:

-   Conducting a supply-chain survey in accordance with our Policy with our suppliers of components containing conflict minerals.

-    Sending due diligence questionnaires to suppliers that could not be verified as having published Conflict Materials Policies or public filings indicating their compliance with the Conflict Materials law.

As a result of the due diligence measures described above, Hickok has determined that the components we purchase from domestic suppliers are conflict mineral free. However for several components that are purchased from foreign suppliers we cannot make this determination due to a lack of information from its suppliers for certain printed circuits and plated screw machine parts to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period Hickok intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its’ necessary conflict minerals do not benefit armed groups.

The steps include:

-    Increase the response rate of certain foreign suppliers and continue to monitor domestic suppliers for Conflict Materials compliance published material.

The Conflict Minerals Disclosure is available at www.hickok-inc.com/about/financial/index.html.